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ANNUAL REPORT

SEC Mail Processing

FORM X-17A-5
PART III

FEB 25 2022

SEC FILE NUMBER
8-41695

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LEC Investment Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 20th Street North, Suite 1150
_____
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene Mullenix	205-521-6330	cmullenix@crownepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
_____
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Andrea E. Haines_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _LEC Investment Corp._____, as of _December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
CHARLENE MULLENIX
Notary Public, State of Alabama
Alabama State At Large
Commission Exp:  4/23/25
```

_Charlie Mull_____
Notary Public

Signature: _Anna E ne_____

Title:
Secretary_____

This filing contains (check all applicable boxes):** ●―●―●

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☑ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEC INVESTMENT CORP.
TABLE OF CONTENTS
DECEMBER 31, 2021



2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com



Warren
Averett
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LEC Investment Corporation

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of LEC Investment Corporation (a Delaware Corporation) as of December 31, 2021, and the related statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LEC Investment Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of LEC Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LEC Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of LEC Investment Corporation's financial statements. The supplemental information is the responsibility of LEC Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as LEC Investment Corp.'s auditor since 2007.
Birmingham, AL
February 22, 2022

LEC INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CASH	$	90,434
DEPOSIT – FINRA		704
PRE-PAID EXPENSE		11,001
TOTAL ASSETS	$	102,139

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$	835
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		9,736
Retained earnings		90,568
Total stockholders' equity		101,304
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	102,139

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Consulting fee	$	55,000
OPERATING EXPENSES		
Regulatory fees		13,571
General and administrative expenses		60,138
Total operating expenses		73,709
NET LOSS	$	(18,709)

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Paid-in Capital		Retained Earnings		Total	
BALANCE AT DECEMBER 31, 2020	$	1,000	$	9,736	$	109,277	$	120,013
Net Loss		-		-		(18,709)		(18,709)
BALANCE AT DECEMBER 31, 2021	$	1,000	$	9,736	$	90,568	$	101,304

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2021

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$	-
INCREASES (DECREASES)		-
SUBORDINATED LIABILITIES AT END OF YEAR	$	-

See notes to the financial statements.

6

LEC INVESTMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(18,709)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Change in deposit – FINRA		670
Change in pre-paid expenses		(419)
Change in accounts payable		228
Net cash used in operating activities		(18,230)
NET DECREASE IN CASH		(18,230)
CASH AT BEGINNING OF YEAR		108,664
CASH AT END OF YEAR	$	90,434

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
LEC Investment Corp. (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition
Consulting fee revenue is charge to a related party when earned.

Taxes on Income
No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2021, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2020. Years December 31, 2017, and subsequent remain subject to audit by taxing authorities.

Coronavirus (COVID-19)
The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents uncertainty and risk with respect to the Company, its performance, and its financial results.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Subsequent Events
The Company has evaluated subsequent events through the date of the issued financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2021, the Company had net capital of $89,599 which was $84,599 in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $835 at December 31, 2021. The Company's ratio of aggregate indebtedness to net capital was 0.0093 to 1.

3. RELATED PARTY TRANSACTIONS

The Company charged consulting fees, pursuant to the management agreement, in the amount of $55,000 during the year ended December 31, 2021, to Crowne Partners Inc., an affiliated corporation, in which two of the Company's stockholders are shareholders.

4. COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management is not aware of any litigation or claims. Nor is it aware of any or regulatory matters that will have a material impact on the Company's results of operations or financial position.

SUPPLEMENTAL INFORMATION

LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Net Capital		
Total stockholders' equity	$	101,304
Less deductions and/or charges		11,705
Net Capital	$	89,599
Total aggregate indebtedness	$	835
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Excess net capital	$	84,599
Ratio: Aggregate indebtedness to net capital		0.93%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2021, as filed on January 20, 2022.

See accompanying report of independent registered public accounting firm.



LEC

INVESTMENT CORPORATION

LEC Investment Corp.'s Exemption Report

LEC Investment Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LEC Investment Corp.

I, Andrea E. Haines, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Secretary

February 22, 2022



CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LEC Investment Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LEC Investment Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LEC Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LEC Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 22, 2022